Exhibit 99.1

Interim Condensed Financial Statements (Unaudited)

Interim Condensed Financial
Statements (Unaudited) (IFRS) as of and for the Three and Nine Months Ended September 30, 2019

AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

Balance Sheets

		As of September 30,	As of December 31,
	Note	2019	2018
		(in CHF thousands)
ASSETS
Non-current assets
Property, plant and equipment	6	3,702	3,324
Right-of-use assets	7	1,893	—
Long-term financial assets	9	304	304
Total non-current assets		5,899	3,628

Current assets
Prepaid expenses	8	2,997	2,364
Accrued income	3	939	3,667
Finance receivable	10	100	199
Other current receivables	3	2,957	236
Short-term financial assets	9	90,000	30,000
Cash and cash equivalents	9	212,457	156,462
Total current assets		309,450	192,928
Total assets		315,349	196,556

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital		1,436	1,351
Share premium		346,479	298,149
Accumulated losses		(55,532)	(121,877)
Total shareholders’ equity		292,383	177,623

Non-current liabilities
Long-term financing obligation	10	297	186
Long-term lease liabilities	7	1,467	—
Long-term deferred income	3	1,092	—
Net employee defined benefit liabilities		6,098	5,665
Total non-current liabilities		8,954	5,851

Current liabilities
Trade and other payables		—	1,979
Accrued expenses		8,551	10,420
Short-term deferred income	3	4,701	351
Short-term financing obligation	10	334	332
Short-term lease liabilities	7	426	—
Total current liabilities		14,012	13,082
Total liabilities		22,966	18,933
Total shareholders’ equity and liabilities		315,349	196,556

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Income/(Loss)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2019	2018	2019	2018
		(in CHF thousands except for per share data)
Revenue
Contract revenue	3	33,411	2,305	109,964	5,791
Total revenue		33,411	2,305	109,964	5,791

Operating expenses
Research & development expenses		(11,478)	(11,546)	(35,770)	(32,150)
General & administrative expenses		(3,956)	(2,930)	(10,835)	(8,703)
Total operating expenses		(15,434)	(14,476)	(46,605)	(40,853)
Operating income/(loss)		17,977	(12,171)	63,359	(35,062)

Finance income/(expense), net		249	(1,314)	(1,564)	(1,149)
Change in fair value of conversion feature		—	—	4,542	—
Interest income		73	—	237	3
Interest expense		(86)	(31)	(1,686)	(66)
Finance result, net	11	236	(1,345)	1,529	(1,212)
Income/(loss) before tax		18,213	(13,516)	64,888	(36,274)
Income tax expense		—	—	—	—
Income/(loss) for the period		18,213	(13,516)	64,888	(36,274)

Earnings/(loss) per share (EPS):	5
Basic income/(loss) for the period attributable to equity holders		0.25	(0.21)	0.92	(0.61)
Diluted income/(loss) for the period attributable to equity holders		0.25	(0.21)	0.92	(0.61)

Statements of Comprehensive Income/(Loss)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2019	2018	2019	2018
	(in CHF thousands)
Income/(loss) for the period	18,213	(13,516)	64,888	(36,274)
Other comprehensive income/(loss) not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	—	—	—	—
Total comprehensive income/(loss), net of tax	18,213	(13,516)	64,888	(36,274)

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Changes in Equity

	Note	Share capital	Share premium	Accumulated losses	Total
		(in CHF thousands)
Balance as of January 1, 2018		1,147	188,299	(72,607)	116,839
Net income for the period		—	—	(36,274)	(36,274)
Other comprehensive loss		—	—	—	—
Total comprehensive loss		—	—	(36,274)	(36,274)

Proceeds from public offerings, net of underwriting fees		200	111,329	—	111,529
Transaction offering costs		—	(2,016)	—	(2,016)
Share-based payments		—	—	1,897	1,897
Issuance of shares:
restricted share awards		1	468	(468)	1
exercise of options		3	18	—	21
transaction costs		—	(21)	—	(21)
Balance as of September 30, 2018		1,351	298,077	(107,452)	191,976

	Note	Share capital	Share premium	Accumulated losses	Total
		(in CHF thousands)
Balance as of January 1, 2019		1,351	298,149	(121,877)	177,623
Net income for the period		—	—	64,888	64,888
Other comprehensive income		—	—	—	—
Total comprehensive income		—	—	64,888	64,888

Share-based payments		—	—	2,027	2,027
Issuance of shares:
conversion of note agreement, net of transaction costs		73	47,705	—	47,778
restricted share awards		—	570	(570)	—
exercise of options, net of transaction costs		12	55	—	67
Balance as of September 30, 2019		1,436	346,479	(55,532)	292,383

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Cash Flows

		For the Nine Months Ended September 30,
	Notes	2019	2018
		(in CHF thousands)
Operating activities
Net income/(loss) for the period		64,888	(36,274)
Adjustments to reconcile net income/(loss) for the period to net cash flows:
Depreciation of property, plant and equipment	6	911	695
Depreciation of right-of-use assets	7	312	—
Finance expense, net	11	1,320	1,212
Share-based compensation expense		2,027	1,897
Changes in net employee defined benefit liability		433	413
Change in fair value of conversion feature	11	(4,542)	—
Interest expense	11	1,686	37
Changes in working capital:
(Increase) in prepaid expenses	8	(633)	(1,245)
Decrease in accrued income		2,728	196
(Increase)/decrease in other current receivables		(2,734)	171
(Decrease)/increase in accrued expenses		(1,941)	1,595
(Decrease)/increase in deferred income	3	5,437	(321)
(Decrease) in trade and other payables		(2,016)	(600)
Cash provided by/(used in) operating activities		67,876	(32,224)
Interest income		237	3
Interest paid		(138)	—
Financial costs		(11)	(101)
Net cash flows provided by/(used in) operating activities		67,964	(32,322)

Investing activities
Short-term financial assets	9	(60,000)	—
Purchases of property, plant and equipment	6	(1,307)	(1,625)
Rent deposit		—	(84)
Net cash flows used in investing activities		(61,307)	(1,709)

Financing activities
Proceeds from issuance of convertible loan	4	50,278	—
Principal payments of lease obligations	7	(312)	—
Proceeds from public offering of common shares, net of underwriting fees		—	111,529
Transaction costs on public offerings of common shares		—	(1,801)
Proceeds from issuance of common shares – option plan		67	21
Transaction costs on issuance of shares		(510)	(21)
Proceeds from restricted shares		—	1
Proceeds from long-term financing obligation	10	101	148
Net cash flows provided by financing activities		49,624	109,877

Net increase in cash and cash equivalents		56,281	75,846

Cash and cash equivalents at January 1		156,462	124,377
Exchange gain/(loss) on cash and cash equivalents		(286)	(1,101)
Cash and cash equivalents at September 30		212,457	199,122
Net increase in cash and cash equivalents		56,281	75,846

Additional Information:

The Company settled its convertible loan via equity for CHF 48.3 million, gross of CHF 510 thousand for transaction costs.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (unaudited)

Notes to the Interim Condensed Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

These interim condensed financial statements of AC Immune SA as of and for the three and nine months ended September 30, 2019 were authorized for issuance by the Company’s Audit Committee on November 11, 2019.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These interim condensed financial statements as of and for the three and nine months ended September 30, 2019 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Revenue recognition

The Company enters into licensing and collaboration agreements which are within the scope of IFRS 15, under which it licenses certain proprietary rights to its product candidates and intellectual property (“IP”) to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, up-front license fees; development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed commercialized products depending on the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss), except for revenues from royalties on net sales of commercialized products depending on the Company’s IP, which are classified as royalty revenues.

Licenses on intellectual property: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments: At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services: The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues: The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing and collaboration agreements.

Contract balances: The Company receives payments and determines credit terms from its licensees for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the balance sheet. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less.

Critical judgments and accounting estimates

The preparation of the Company’s interim condensed financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim condensed financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on licensing and collaboration agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation and (vi) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, except for the adoption of new standards and interpretations effective as of January 1, 2019. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Recent accounting pronouncements – recently adopted

IFRS 16 – Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not to restate prior years. Since the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. For a complete discussion of accounting, see Note 7, “Right-of-use assets and lease liabilities.”

The Company has elected to apply the following practical expedients in adopting IFRS 16: (i) not to recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000), (ii) to apply a single discount rate to our property leases and to our portfolio of office equipment leases, respectively, (iii) to apply hindsight in determining the lease term for contracts which contain certain options to extend or terminate the lease, (iv) to account for each lease component and any non-lease components as a single lease component and (v) to rely on our assessment of whether leases were onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of application. The Company’s weighted average incremental borrowing rate calculated as of January 1, 2019 was 2.54%.

The following table reconciles the Company’s operating lease obligations at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements on Form 20-F, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(in CHF thousands)
Operating lease commitments at December 31, 2018	861
Discounted using the incremental borrowing rate at January 1, 2019	847
Recognition exemption for short-term leases	(535)
Recognition exemption for leases of low value	—
Extension options reasonably certain to be exercised	1,873
Lease obligation recognized at January 1, 2019	2,185

In accordance with the adoption of IFRS 16 Leases as of January 1, 2019, the Company recorded at initial recognition a non-cash CHF 2.2 million right-of-use asset and corresponding lease liability. Comparative information has not been restated. The Company’s statement of income/(loss) for the three and nine months ended September 30, 2019 was impacted by an increase for depreciation of right-of-use of leased assets CHF 0.1 million and CHF 0.3 million, respectively. The impact for interest expense was less than CHF 0.1 million for both periods, respectively. During the same periods, the Company’s cash flow statement was impacted by a shift from cash generated from operations of CHF 0.3 million to the net cash used in financing activities. Overall, IFRS 16 was cash flow neutral for the Company.

The Company made the following changes in presentation: in the balance sheets, additional line items to reflect the right-of-use assets, the non-current and the current lease liabilities and in the statement of cash flows, additional line items related to the depreciation of the right-of-use of leased assets and repayment of the principal portion of the lease payments.

Impact on accounting for leases

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company generally uses the rate implicit in the contract or its incremental borrowing rate. Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured if there is change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or a change in assessment of whether it will exercise a purchase, extension or termination option.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Both the right-of-use-assets and lease liabilities are recognized in the balance sheets.

Accounting pronouncements – not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The Company believes it will be able to meet all of its obligations as they fall due for at least 12 months from September 30, 2019 after considering the Company’s cash position of CHF 212.5 million and short-term financial assets of CHF 90 million as of September 30, 2019. Hence, the unaudited interim condensed financial statements have been prepared on a going concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances and revenues from license and collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong IP position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

3.	Revenues

AC Immune generated revenues of CHF 33.4 million and CHF 110 million in the three and nine months ended September 30, 2019, an increase of CHF 31.1 million and an increase of CHF 104.2 million over the comparable periods in 2018, respectively.

	For the Three Months Ended September 30,
	2019	2018
	(in CHF thousands)
Eli Lilly	30,248	—
Genentech	—	—
Janssen	740	1,052
Life Molecular Imaging	2,206	—
Biogen	—	983
Other	217	270
Total contract revenue	33,411	2,305

	For the Nine Months Ended September 30,
	2019	2018
	(in CHF thousands)
Eli Lilly	104,548	—
Genentech	—	—
Janssen	1,413	1,823
Life Molecular Imaging	2,206	—
Biogen	1,063	3,133
Other	734	835
Total contract revenue	109,964	5,791

3.1	Licensing and collaboration agreements

The following table presents changes in the Company’s contract assets and liabilities during the nine months ended September 30, 2019 and 2018:

	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
	(in CHF thousands)
September 30, 2019:
Accrued income	3,667	2,041	(4,769)	939
Deferred income	351	7,686	(2,244)	5,793

September 30, 2018:
Accrued income	2,799	4,782	(4,978)	2,603
Deferred income	355	909	(1,222)	42

During the three and nine months ended September 30, 2019 and 2018, the Company recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Three Months Ended September 30,
	2019	2018
	(in CHF thousands)
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	385	417
Performance obligations satisfied in previous periods	32,206	—

	For the Nine Months Ended September 30,
	2019	2018
	(in CHF thousands)
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	356	1,230
Performance obligations satisfied in previous periods	2,206	—

Tau Morphomer Small Molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (“Lilly”) to research and develop Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. The agreement became effective on January 23, 2019 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. On September 19, 2019, the Company and Lilly entered into an amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly earlier terminates the agreement.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in February 2019. The Company is conducting the development of Tau Morphomer small molecules through the completion of Phase 1, which commenced in the first half of 2019. Lilly will lead and fund further clinical development and will retain global commercialization rights for all indications, including Alzheimer’s disease, Progressive Supranuclear Palsy and other neurodegenerative diseases.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 840 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after March 31, 2020 by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined either by delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities are expected to be delivered over time as the services are performed. For these services, revenue will be recognized over time using the input method, based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. As of September 30, 2019, the Company has released CHF 1.5 million of deferred income (contract liability) yielding a balance of CHF 5.5 million of which CHF 1.1 million is long-term. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date. Additionally, as recognized in the amendment, the Company earned and received a CHF 30 million milestone payment as of September 30, 2019.

At inception, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

Anti-Abeta antibody in AD – 2006 agreement with Genentech

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. The value of this partnership is potentially greater than USD 340 (CHF 341) million.

The term of the agreement commenced on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to Licensed Products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD 1). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, Crenezumab is also studied in a Phase 2 trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD and are, thus, in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission Tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on tau burden which may also increase the understanding of disease progression in the preclinical stage of ADAD.

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. To date, we have received total milestone payments of USD 65 million (CHF 70.1 million) comprised of a USD 25 (CHF 31.6) million up-front payment and USD 40 (CHF 38.2) million for clinical development milestones achieved all in prior to January 1, 2017. Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the USD 25 (CHF 31.6) million up-front consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 276) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD 1 and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal to mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (“IDMC”) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013, of cognitively healthy individuals in Columbia who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the three and nine months ended September 30, 2019 and 2018, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to the high-single digits. The agreement also provides for collaboration on two additional indications built on the same anti-Tau antibody program as well as potential anti-Tau diagnostic products.

The term of the agreement commenced on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to Licensed Products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date notice is given.

To date, we have received payments totaling CHF 59 million, including a CHF 14 million milestone payment received and recognized in the fourth quarter of 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal body known as semorinemab, a CHF 14 million milestone payment recognized in the second quarter of 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of the lead anti-Tau antibody candidate and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included CHF 17 million up-front consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three and nine months ended September 30, 2019 and 2018, we have recognized no revenues from this arrangement.

Tau Vaccine in AD – 2014 agreement with Janssen Pharmaceuticals

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (“Janssen”) one of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In July 2017 and January 2019, the Companies entered into the Second and Third Amendments, respectively. These Amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen will co-develop second generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share R&D costs until the completion of the first Phase 2b. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second generation vaccines.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

The Company received a CHF 25.9 million up-front, non-refundable license fee which we recognized as revenue in 2014. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a Development and CMC work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the CHF 25.9 million up-front consideration received. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a CHF 4.9 million payment for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, low-double digit to mid-teen royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended September 30, 2019 and 2018 we have recognized CHF 0.7 million and CHF 1.1 million, respectively. For the nine months ended September 30, 2019 and 2018 we have recognized CHF 1.4 million and CHF 1.8 million, respectively.

Tau-PET imaging agent in AD –2014 agreement with Life Molecular Imaging (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with Life Molecular Imaging (“Life Molecular”), the former Piramal Imaging SA. The partnership with Life Molecular is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein Positron Emission Tomography (PET) tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 174.4) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits. If not earlier terminated, the agreement shall continue until the date of expiration of the last to expire royalty term.

In connection with this agreement, AC Immune received a EUR 500 (CHF 664) thousand payment which was fully recognized in 2015. In Q1 2017, we recorded a EUR 1 (CHF 1.1) million milestone related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 Trial of Tau PET Tracer in patients with mild cognitive impairment (MCI) and mild to moderate AD in comparison with non-demented control (NDC) participants. As of September 30, 2019, this amount is recorded within “other current receivables” in our balance sheets. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 8.6) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales based milestones totaling EUR 148 (CHF 161.9) million. The Company is also eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Life Molecular is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory and commercial milestones have been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to Life Molecular and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered Life Molecular’s right to sublicense and develop the Tau Protein PET tracers, and the fact that Life Molecular could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended September 30, 2019 and 2018, the Company has recognized CHF 2.2 million and no revenues from this agreement. For the nine months ended September 30, 2019 and 2018, the Company has recognized CHF 2.2 million and no revenues from this agreement.

Alpha-synuclein and TDP-43 PET tracers in AD – 2016 agreement with Biogen

On April 13, 2016, we entered into a non-exclusive research collaboration agreement with Biogen International GmbH, (“Biogen”). Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our alpha-synuclein PET tracer program for Parkinson’s disease and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis. In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding towards research and development personnel. We own all intellectual property rights to any invention relating to alpha-synuclein or TDP-43 PET tracers.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Biogen is a customer. The Company has identified two performance obligations in our Biogen collaboration: (i) technology access fee and (ii) research and development services. The Company determined the transaction price based on the defined terms allocated to each performance obligation specified in the contract. In instances where the Company is reimbursed for research and development contributions procured from third parties such as negotiated terms with clinical research organizations, AC Immune records revenues for such services as it is acting as a principal in procuring the goods or services. The Company has the primary responsibility for fulfilling the promise to provide the specified good or service, it has inventory risk before transfer to the customer and it has discretion in negotiating the price with third parties. For other research and development services, revenues are recognized as work is performed, which correspond with, and best depict the transfer of control to the customer in line with the terms outlined in the contract.

For the three months ended September 30, 2019 and 2018, the Company has recognized nil and CHF 1.0 million, respectively. For the nine months ended September 30, 2019 and 2018, the Company has recognized CHF 1.1 million and CHF 3.1 million, respectively. This collaboration concluded on April 13, 2019.

Recombinant protein therapeutic candidate –2017 agreement with Essex Bio-Technology Limited

On May 19, 2017, we entered into a Research Project agreement with Essex Bio-Technology Limited, or Essex, to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as AD and frontotemporal dementia. Essex will provide joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent.

Subject to the terms of this agreement, Essex and the Company have the right to terminate by providing 60 days’ notice to the other Party. Otherwise, the agreement shall remain in force until the later of the (i) completion of the Research and Development program or (ii) five years from the Effective date.

As part of this agreement, the parties have agreed to an initial two-year Research Plan, which intends to develop a basic Fibroblast Growth Factor as a therapeutic for the treatment of neurodegenerative diseases and to generate novel antibody therapeutics.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Essex Bio-Technology is a customer. AC Immune has identified that its performance obligation is for full-time employees to provide research support.

The transaction price consists of the contractual amounts to recognize for the full-time employee charges. For the full-time employee charges, we recorded revenues throughout the period based on the contractual rates over the service period as this best depicts the transfer of control to Essex.

For the three months ended September 30, 2019 and 2018, the Company has recognized less than CHF 0.1 million and CHF 0.2 million, respectively. For the nine months ended September 30, 2019 and 2018, the Company has recognized CHF 0.4 and CHF 0.6 million, respectively.

Grant continuations from the Michael J. Fox Foundation

On September 16, 2017, we formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s disease research (“MJFF”). This grant provides funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We have since received two additional grants. The first in November 2018 is to conduct a first-in-human (“FiH”) study in 2019. This grant aims to facilitate the execution of a FiH study for a potential alpha-synuclein PET tracer (“PET tracer”) with the current lead compound. The second in August 2019 is a supplement for the further development of the PET tracer.

As part of both the November 2018 and August 2019 grants, the MJFF expects that AC Immune will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of specific tasks. The Company identified various milestones to achieve and these are outputs of the Company’s standard services to develop its PET tracer. The services themselves over time are considered the performance obligation and not each a distinct performance obligation. Therefore, AC Immune has determined it has one performance obligation in the arrangement: the clinical and regulatory services in support of the development of the alpha-synuclein PET tracer.

The transaction price consists of the contractual amount of CHF 0.3 million and CHF 0.6 million for the two grants, respectively which is allocated to the services performed. However, the consideration is variable dependent upon AC Immune’s completion of key milestones. Using the most likely amount method, AC Immune assessed the project funding and likelihood of milestone obtainment. Management estimated a 100% likelihood of completing all milestones under the terms of the grant and no discount of the transaction price is taken. The Company therefore recognizes the revenues associated with these grants as services are performed. Quarterly, the Company estimates its progress and whether to constrain further revenue recognition. There are no constraints assessed as of September 30, 2019.

For the three months ended September 30, 2019 and 2018, the Company has recognized CHF 0.2 million and CHF 0.1 million, respectively. For the nine months ended September 30, 2019 and 2018, the Company has recognized CHF 0.4 million and CHF 0.3 million, respectively. The Company has also recorded CHF 0.3 million as short-term deferred income. The Company may expect to recognize approximately CHF 0.5 million through the end of these grants.

4.	Share capital

The Company and Lilly entered into a convertible note agreement effective January 23, 2019 for USD 50.0 (CHF 50.3) million. On April 25, 2019, the Convertible Note Agreement with Lilly automatically converted in line with the terms of the agreement. As a result of this conversion, 3,615,328 of our common shares were issued to Lilly. This note is now fully settled and there is no further equity or cash consideration due to Lilly thereunder.

5.	Earnings/(loss) per share

	For the Three Months Ended September 30,
	2019	2018
	(in CHF thousands except for share and per share data)
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	18,213	(13,516)
Denominator:
Weighted-average number of shares outstanding to equity holders	71,822,884	64,862,822
Basic income/(loss) for the period attributable to equity holders	0.25	(0.21)

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	18,213	(13,516)
Denominator:
Weighted-average number of shares outstanding to equity holders	71,822,884	64,862,822
Effect of dilutive securities from equity incentive plans	458,380	—
Weighted-average number of shares outstanding – diluted to equity holders	72,281,264	64,862,822
Diluted income/(loss) for the period attributable to equity holders	0.25	(0.21)

	For the Nine Months Ended September 30,
	2019	2018
	(in CHF thousands except for share and per share data)
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	64,888	(36,274)
Denominator:
Weighted-average number of shares outstanding to equity holders	70,184,257	59,912,283
Basic income/(loss) for the period attributable to equity holders	0.92	(0.61)

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	64,888	(36,274)
Denominator:
Weighted-average number of shares outstanding to equity holders	70,184,257	59,912,283
Effect of dilutive securities from equity incentive plans	516,433	—
Weighted-average number of shares outstanding – diluted to equity holders	70,700,690	59,912,283
Diluted income/(loss) for the period attributable to equity holders	0.92	(0.61)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended September 30,
	2019	2018
Share options issued and outstanding	1,522,923	1,389,796
Restricted share awards subject to future vesting	—	138,548

	For the Nine Months Ended September 30,
	2019	2018
Share options issued and outstanding	1,023,279	1,335,402
Restricted share awards subject to future vesting	—	123,096
Convertible shares	1,218,352	—

6.	Property, plant and equipment

	As of September 30, 2019
	Furniture	Computers /IT	Lab Equipment	Leasehold Improvements	Total
	(in CHF thousands)
Acquisition cost:
Balance at the end of the previous year	126	1,025	5,367	350	6,868
Acquisitions	60	221	994	32	1,307
Disposals	(33)	(129)	(139)	(7)	(308)
Balance at end	153	1,117	6,222	375	7,867

Accumulated depreciation:
Balance at the end of the previous year	(77)	(455)	(2,857)	(155)	(3,544)
Depreciation expense	(17)	(204)	(647)	(43)	(911)
Disposals	33	113	137	7	290
Balance at end	(61)	(546)	(3,367)	(191)	(4,165)

Carrying amount:
December 31, 2018	49	570	2,510	195	3,324
September 30, 2019	92	571	2,855	184	3,702

The Company continues to enhance its laboratory equipment to support its research and development activities. This effort has accelerated since the year ended December 31, 2018, with CHF 0.9 million invested in lab equipment representing a 16.3% increase. This is consistent with the Company’s long term strategic plan.

7.	Right-of-use assets and lease liabilities

As of January 1, 2019, the Company recognized CHF 2.2 million of right-of-use of leased assets and lease liabilities. Thereof CHF 2.1 million are related to buildings and CHF 0.1 million to office equipment.

During the interim period, the Company recognized depreciation expense of CHF 0.3 million for buildings and an immaterial amount for office equipment. The Company did not recognize additions of right-of-use of leased assets for buildings or for office equipment for the nine months ended September 30, 2019. Regarding lease liabilities, the amortization depends on the applied incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings and 4.2% for office equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the period ended September 30, 2019:

	Buildings	Office Equipment	Total
	(in CHF thousands)
Balance as of January 1, 2019	2,106	79	2,185
Additions	—	30	30
Disposals	—	(10)	(10)
Depreciation	(299)	(13)	(312)
Balance as of September 30, 2019	1,807	86	1,893

The Company’s total expense for short-term leases and leases of low-value was CHF 0.1 million and CHF 0.4 million for the three and nine months ended September 30, 2019. There are no variable lease payments which are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

The following table presents the contractual undiscounted cash flows for lease obligations as of September 30, 2019:

(in CHF thousands)
Less than one year	470
1 – 3 years	940
3 – 5 years	591
Total	2,001

8.	Prepaid expenses

Prepaid expenses include prepaid research and development costs, administrative costs and net employee defined benefit liability expenses totaling CHF 3.0 million and CHF 2.4 million as of September 30, 2019 and December 31, 2018, respectively.

9.	Cash and cash equivalents and financial assets

The following table summarizes the Company’s cash and cash equivalents and short-term financial assets as of September 30, 2019 and December 31, 2018:

	As of
	September 30, 2019	December 31, 2018
	(in CHF thousands)
Cash and cash equivalents	212,457	156,462
Total	212,457	156,462

	As of
	September 30, 2019	December 31, 2018
	(in CHF thousands)
Short-term financial assets due in one year or less	90,000	30,000
Total	90,000	30,000

The Company also has two deposits in escrow accounts totaling CHF 0.3 million for the lease of the Company’s premises as of September 30, 2019 and December 31, 2018, respectively.

10.	Financing obligation

On January 4, 2016, September 13, 2016 and January 26, 2018 for fiscal years 2016, 2017 and 2018, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (“LuMind”) totaling USD 200 thousand in each instance. Per the Research Grant Agreement, AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune.

On October 31, 2018, LuMind and the Company modified the repayment terms in an effort to fund a Down Syndrome Clinical Trials Network. The repayment terms were modified such that the Company will repay the outstanding balance in three installments in 2018, 2019 and 2020, with the total repayment to equal the total the Company is to receive in funding with the additional 25% interest.

The Company reclassified a certain portion of long-term financing obligation from non-current to current liabilities in the balance sheets to reflect the amended repayment terms. Additionally, per this modified payment term, the Company and LuMind memorialized the receipt of one final USD 200 (CHF 200) thousand payment due from LuMind in 2019. The Company recorded this as a finance receivable and an increase to the obligation accordingly. As of September 30, 2019 and December 31, 2018, we had finance receivables of USD 100 (CHF 100) thousand and USD 200 (CHF 199) thousand, respectively.

As of September 30, 2019 and December 31, 2018, AC Immune has recorded in current liabilities a short-term financing obligation for the total USD 333 (CHF 334) thousand and USD 333 (CHF 332) thousand committed, respectively. As of September 30, 2019 and December 31, 2018, the Company recorded a long-term financing obligation for the total USD 297 (CHF 297) thousand and USD 187 (CHF 186) thousand, respectively.

11.	Finance result, net

For the three months ended September 30, 2019 and 2018, the Company recorded CHF 0.2 million in net financial gains and CHF 1.3 million in net financial losses, respectively. The Company incurred CHF 0.1 million in interest expense during the period. Finally, the Company had CHF 0.3 million in foreign currency remeasurement gains.

For the nine months ended September 30, 2019 and 2018, the Company recorded CHF 1.5 million in net financial gains and CHF 1.2 million in net financial losses, respectively. For the period, CHF 4.5 million related to a gain on the conversion feature of the convertible loan due to Lilly. This gain was offset by CHF 1.2 million related to a loss on the settlement of the convertible loan and CHF 1.6 million in interest expense of which CHF 1.4 million was effective interest recorded to amortize the host debt per the convertible loan due to Lilly. Finally, the Company had CHF 0.3 million in foreign currency remeasurement losses.

12.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these interim condensed financial statements, for appropriate accounting and disclosures. The Company has determined that there were no such events that warrant disclosure or recognition in these interim condensed financial statements.